Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

 Petroleum consultants

302 fort worth club building

306 west seventh street

fort worth, texas 76102-4987

(817) 336-2461

February 3, 2015

Mr. Richard Finucane

Manager of Engineering

Nytis Exploration Company LLC

2480 Fortune Drive, Suite 300

Lexington, KY 40509

Re:	Evaluation Summary
Nytis Exploration Company LLC Interests
Proved Reserves
Various States
As of December 31, 2014

Dear Mr. Finucane:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the captioned interests. It is our understanding that the proved reserves estimates in this report constitute 100 percent of all proved hydrocarbon reserves owned by Nytis Exploration Company LLC (“Nytis”). This report, completed on February 3, 2015, was prepared pursuant to the guidelines of the Securities and Exchange Commission for reporting corporate reserves and future net revenue.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved	Proved Developed
		Developed	Non-	Proved	Total
		Producing	Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	770.0	0.0	82.6	852.6
Gas	- MMcf	32,354.0	290.2	1,013.6	33,657.9
Revenue
Oil/Condensate	- M$	70,888.7	0.0	7,641.6	78,530.4
Gas	- M$	150,814.8	1,218.6	4,172.5	156,205.9
Severance and
Ad Valorem Taxes	- M$	14,760.9	72.9	495.5	15,329.3
Operating Expenses	- M$	52,988.5	208.1	1,125.6	54,322.3
Other Deductions	- M$	19,716.5	216.7	1,192.8	21,125.9
Investments	- M$	0.0	177.5	3,730.0	3,907.5
Operating Income (BFIT)	- M$	134,237.6	543.4	5,270.1	140,051.2
Discounted at 10.0%	- M$	60,621.3	183.1	2,350.5	63,155.0

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Nytis Exploration Company LLC Interests

February 3, 2015

Annual average hydrocarbon prices for 2014 were utilized for the evaluation. The averages were calculated using the first-day-of-the-month prices for each month. The resulting hydrocarbon pricing of $4.35 per MMBtu of gas and $94.99 per barrel of oil/condensate was applied without escalation. Adjustments to these prices for basis differentials, hydrocarbon quality, and transportation/processing/gathering fees were supplied by Nytis and applied by producing area. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $4.64 per Mcf of gas and $92.10 per barrel of oil.

Operating expenses were supplied by Nytis and were accepted as furnished. The expenses were based on historical costs over the past six months to one year. Severance and ad valorem rates were specified by state/county. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The estimates of reserves have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. A combination of methods, including production performance analysis, analogy and volumetric analysis, were employed in estimating the reserves. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Nytis. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report. We believe that all assumptions, data, methods and procedures were appropriate for the purpose served by this report. Ownership interests were supplied by Nytis and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

/s/ CAWLEY, GILLESPIE & ASSOCIATES, INC.
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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